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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2000

OR

____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________to_____________________

Commission file number 1-9759

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

IMC Global Inc. Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMC GLOBAL INC.
100 S. Saunders Road, Lake Forest, Illinois 60045

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IMC Global Inc. Profit Sharing and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2000 and 1999
with Reports of Independent Auditors

Employer Identification #36-3513204
Plan #004

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IMC Global Inc. Profit Sharing and Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2000 and 1999

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Report of Independent Auditors

Plan Administrator
IMC Global Inc. Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
June 11, 2001

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Independent Auditors' Report

Plan Administrator
IMC Global Inc. Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/s/ Hill, Taylor LLC

May 26, 2000

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EIN 36-3513204
Plan #004

IMC Global Inc. Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Interest in master trust funds	$ 36,534,122	$ 62,539,112
Investments, at fair value	64,709,254	87,739,262
Receivables:
Participant contributions	84,582	111,167
Employer contributions	2,100,537	39,304
Pending investment sales	23,872	-
Total receivables	2,208,991	150,471

Liabilities
Pending investment purchases	-	366
Net assets available for benefits	$103,452,367 ==========	$150,428,479 ==========

See accompanying notes.

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EIN 36-3513204
Plan #004

IMC Global Inc. Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2000	1999
Additions
Investment income (loss):
Interest and dividends	$ 2,772,217	$ 1,911,816
Net realized and unrealized (depreciation) appreciation in fair value of investments - Mutual funds	(6,766,319)	7,588,401
Income from master trust funds	2,528,567	334,528
Total investment income (loss)	(1,465,535)	9,834,745
Contributions:
Participants	3,614,913	6,882,934
Employer	6,952,224	3,634,035
Total contributions	10,567,137	10,516,969
Total additions	9,101,602	20,351,714

Deductions
Distributions	21,239,832	27,830,503
Transfers to other plans	34,834,432	24,692,567
Administrative expenses	3,450	69,641
Total deductions	56,077,714	52,592,711
Net decrease in net assets available for benefits	(46,976,112)	(32,240,997)
Net assets available for benefits - Beginning of year	150,428,479	182,669,476
Net assets available for benefits - End of year	$103,452,367 =========	$150,428,479 ==========

See accompanying notes.

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EIN 36-3513204
Plan #004

IMC Global Inc. Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of the Plan

The following description of the IMC Global Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on March 1, 1988, for salaried employees of IMC Global Operations Inc. (a wholly owned subsidiary of IMC Global Inc.) and its wholly owned domestic subsidiaries (the Company). Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions from 1% to 15% of participants' eligible pay (subject to Internal Revenue Service (IRS) limits) in before-tax dollars, after-tax dollars, or a combination of both. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2000 and 1999, the Company matched up to 6% of a participant's eligible pay as follows: $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant's eligible pay and $.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant's eligible pay. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions, initially deposited to the IMC Global Stock Fund, may be in the form of cash or shares of IMC Global Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Under certain circumstances, participants may roll over their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company. Upon joining the Plan, participants can direct their contributions, Company matching contributions, and Company profit-sharing contributions to a selection of nine investment fund options, three of which are pooled funds shared only by other IMC Global, Inc. and IMC-Agrico MP, Inc. 401(k) plans.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used to offset Company contributions.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, active participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

Participants can elect to: 1) receive their distribution in a lump sum; 2) defer their lump sum payment to a later date; or 3) receive annual installment payments up to ten years. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed 10; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of master trust funds, mutual funds, and the M&I Stable Principal Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust is allocated monthly to each participating plan based on the ratio of each plan's equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3. Investment in Master Trust Funds

Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund are invested in shares of IMC Global Inc. pooled funds shared by other IMC Global Inc. and IMC-Agrico MP, Inc. 401(k) plans. The Plan held a 24%, 27%, and 46% interest, respectively, in the IMC Global Bond Fund, the IMC Global Stock Fund, and the IMC Global Fixed Income Fund at December 31, 2000 (100%, 99%, and 98%, respectively, at December 31, 1999). On November 1, 2000, the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund were merged into the IMC Global Bond Fund, the IMC Global Stock Fund and the IMC Global Fixed Income Fund, respectively. As a result, the Plan's percentage interest in the IMC Global Inc. pooled funds decreased in 2000.

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the pooled funds as of December 31, 2000, were as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund

Bond Fund of America	$ 3,860,168	$ -	$ -
IMC Global Inc. common stock	-	22,406,701	-
M&I Stable Principal Fund	-	-	20,346,347
Guaranteed Investment Contracts:
Allstate Life	-	-	4,121,961
Rabobank Alternative	-	-	2,593,751
John Hancock	-	-	1,664,382
Government Plus Synthetic	-	-	9,285,886
Ohio National	-	-	5,223,828
SunAmerica Life	-	-	7,981,848
Connecticut General Life	-	-	4,495,587
Protective Life	-	-	5,135,114
Business Men's Assurance	-	-	3,209,268
Money Market Fund	-	-	622,304
Cash	116,885	524,672	-
Pending investment transactions	-	1,527,118	-
Accrued interest and dividends	7,339	2,316	80,379
Liabilities	-	(1,525,000)	-
Net assets	$ 3,984,392 =========	$22,935,807 =========	$64,760,655 =========

The assets of the pooled funds as of December 31, 1999, were as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund

Bond Fund of America	$2,351,242	$ -	$ -
IMC Global Inc. common stock	-	15,043,090	-
M&I Stable Principal Fund	-	-	18,899,717
Guaranteed Investment Contracts:
CDC Investment Management Corp.	-	-	6,028,752
Rabobank Alternative	-	-	2,260,361
Government Plus Synthetic	-	-	6,028,795
Ohio National	-	-	3,277,696
SunAmerica Life Synthetic	-	-	3,058,666
Connecticut General Life	-	-	2,666,961
Protective Life	-	-	3,073,187
Marshall Money Market Fund	54,882	488,024	898,258
Pending investment transactions	-	6,657	-
Accrued interest and dividends	2,598	3,130	73,208
Net assets	$2,408,722 ========	$15,540,901 =========	$46,265,601 =========

Changes in the pooled balances for the year ended December 31, 2000, are summarized as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions
Interest and dividend income	$ 131,916	$ 274,251	$ 2,406,558
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common collective trust fund	(159,050)	-	-
IMC Global, Inc. common stock	-	2,372,715	-
Contributions and transfers from other funds	3,011,769	20,073,427	47,411,041
	2,984,635	22,720,393	49,817,599

Deductions
Benefits paid	1,408,965	15,325,487	31,156,748
Investment expenses	-	-	165,797
	1,408,965	15,325,487	31,322,545
Net increase	1,575,670	7,394,906	18,495,054
Net assets, beginning of year	2,408,722	15,540,901	46,265,601
Net assets, end of year	$ 3,984,392 ========	$22,935,807 =========	$64,760,655 =========

Changes in the pooled balances for the year ended December 31, 1999, are summarized as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions
Interest and dividend income	$ 173,277	$ 307,153	$ 2,919,067
Net realized and unrealized depreciation in fair value of investments:
Common collective trust fund	(780,913)	-	-
IMC Global, Inc. common stock	-	(1,958,939)	-
Contributions and transfers from other funds	1,729,146	20,621,302	29,755,582
	1,121,510	18,969,516	32,674,649

Deductions
Benefits paid	1,915,819	23,954,239	41,578,994
Investment expenses	-	-	12,339
	1,915,819	23,954,239	41,591,333
Net decrease	(794,309)	(4,984,723)	(8,916,684)
Net assets, beginning of year	3,203,031	20,525,624	55,182,285
Net assets, end of year	$ 2,408,722 ========	$15,540,901 =========	$46,265,601 =========

4. Significant Investments

Individual investments that represent 5% or more of net assets available for benefits at December 31, 2000 and 1999, were as follows:

	December 31
	2000	1999
Mutual funds:
Fidelity Equity-Income Fund	$ 8,239,461	$15,502,501
Vanguard Wellington Fund	9,058,804	11,739,074
Fidelity Magellan Fund	18,853,219	23,289,304
Vanguard Index Trust 500 Fund	20,944,040	27,474,916

5. Federal Income Tax Status

The IRS ruled on July 17, 1995, that the Plan qualified under Section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Supplemental Schedule

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EIN 36-3513204
Plan #004

IMC Global Inc. Profit Sharing and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issuer	Description	Number of Shares	Current Value

Marshall and Ilsley Trust Company*	Fidelity Equity-Income Fund	154,210	$ 8,239,461
	Vanguard Wellington Fund	321,120	9,058,804
	Fidelity Magellan Fund	158,032	18,853,219
	Templeton Foreign Fund	287,843	2,976,303
	Vanguard Index Trust 500 Fund	171,869	20,944,040
	Franklin Balance Sheet Investment Fund	77,300	2,757,298

Loans to participants	Varying maturities with interest rates ranging from 6.25% to 10.5%		1,880,129
			$64,709,254 =========

*Indicates party in interest to the Plan.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

/s/ Stephen P. Malia Stephen P. Malia Chairman of the Employee Benefits Committee

Date: June 29, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James J. Bradford James	Executive Vice President and Chief Financial Officer	June 29, 2001
/s/ Stephen P. Malia Stephen P. Malia	Senior Vice President Human Resources	June 29, 2001
/s/ E. Paul Dunn E. Paul Dunn	Vice President and Treasurer	June 29, 2001
/s/ Mary Ann Hynes Mary Ann Hynes	Senior Vice President and General Counsel	June 29, 2001
/s/ James O. Siemers James O. Siemers	Director of Compensation and Benefits	June 29, 2001

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Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-22079) pertaining to the IMC Global Inc. Profit Sharing and Savings Plan of our report dated June 11, 2001, with respect to the 2000 financial statements of the IMC Global Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
June 27, 2001

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Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-22079) pertaining to the IMC Global Inc. Profit Sharing and Savings Plan of our report dated May 26, 2000, with respect to the financial statements of the IMC Global Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

/s/ Hill, Taylor LLC

Hill, Taylor LLC
Chicago, Illinois
June 27, 2001

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